UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

MEDICINOVA, INC.

(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE

(Title of Class of Securities)

58468P206

(CUSIP Number)

MAY 13, 2013

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 58468P206

1.	Name of Reporting Persons Hajime Satomi
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Japan
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 2,217,000 (See Item 4 below)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 2,217,000 (See Item 4 below)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,217,000 (See Item 4 below)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 10.0% (1)
12.	Type of Reporting Person (See Instructions) IN

(1)	This percentage is calculated based upon 21,214,437 shares of the Issuer’s common stock outstanding as of May 13, 2013.

CUSIP No. 58468P206

1.	Name of Reporting Persons Samurai Investments San Diego LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 1,750,000 (See Item 4 below)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 1,750,000 (See Item 4 below)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,750,000 (See Item 4 below)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 8.0% (1)
12.	Type of Reporting Person (See Instructions) OO

(1)	This percentage is calculated based upon 21,214,437 shares of the Issuer’s common stock outstanding as of May 13, 2013.

CUSIP No. 58468P206

Item 1(a)	Name of Issuer

MediciNova, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices

4275 Executive Square, Suite 650

La Jolla, CA 92037

Item 2(a)	Name of Person Filing

Hajime Satomi and Samurai Investments San Diego LLC

Item 2(b)	Address of Principal Business Office or, if none, Residence

501 W. Broadway, Suite 1100

San Diego, CA 92101-3575

Item 2(c)	Citizenship

Mr. Satomi is a natural person and is a citizen of Japan. Samurai Investments San Diego LLC is a California Limited Liability Company.

Item 2(d)	Title of Class of Securities

Common Stock, $0.001 par value

Item 2(e)	CUSIP Number

58468P206

Item 3	Not applicable.

Item 4	Ownership

Common stock beneficially owned by Mr. Satomi as of May 13, 2013:

2,217,000 shares of common stock, including (i) 1,000,000 shares held by Samurai Investments San Diego LLC (the “LLC”) and (ii) 750,000 shares issuable upon the exercise of a warrant to purchase common stock held by the LLC that was fully vested and exercisable upon issuance. Mr. Satomi is the sole member of the LLC and has sole voting and investment power over all of the shares held by the LLC.

Item 5	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Item 6	Ownership of More than Five Percent of Another Person

Not applicable

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

CUSIP No. 58468P206

Item 8	Identification and Classification of Members of the Group

Not applicable.

Item 9	Notice of Dissolution of Group

Not applicable.

Item 10	Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 58468P206

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EXECUTED this 17th day of May, 2013.

/s/ Hajime Satomi
HAJIME SATOMI

SAMURAI INVESTMENTS SAN DIEGO LLC

By:	/s/ Hajime Satomi
Hajime Satomi, Member